UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2010
COMMISSION FILE NUMBER 001-33373

CAPITAL PRODUCT PARTNERS L.P.
(Translation of registrant's name into English)

3 IASSONOS STREET
PIRAEUS, 18537 GREECE
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes           ☐           No           ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes           ☐           No           ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           ☐           No           ☒

If “yes” is marked, indicate below this file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Item 1 – Information Contained in this Form 6-K Report

Attached as Exhibit I is a press release of Capital Product Partners L.P., dated June 15, 2010.

This report on Form 6-K is hereby incorporated by reference into the registrant's registration statement, registration number 333-153274, dated October 1, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAPITAL PRODUCT PARTNERS L.P.,

By Capital GP L.L.C., its general partner

/s/ Ioannis E. Lazaridis
Name: Ioannis E. Lazaridis
Title: Chief Executive Officer and Chief Financial Officer of Capital GP L.L.C.

Dated: June 16, 2010

Exhibit I

CAPITAL PRODUCT PARTNERS L.P. ANNOUNCES SUCCESSFUL CHARTERING OF THE MR PRODUCT TANKER M/T AKERAIOS FOR 12 MONTH PERIOD

ATHENS, Greece, June 15, 2010 -- Capital Product Partners L.P. (Nasdaq: CPLP - News) announced today that it had chartered the M/T Akeraios with BP Shipping Limited for a period of 12 months (+/- 30 days). The charter commenced today, June 15, 2010.

The M/T Akeraios (2007 Hyundai Mipo 47,000dwt ICE Class 1A) was fixed at a net daily charter rate of $12,500 with BP Shipping Limited, and is subject to a profit sharing arrangement, which allows each party to share, at a 50/50 percentage, additional revenues earned for breaching the International Warranty Limits (“IWL”).

Ioannis Lazaridis, Chief Executive and Chief Financial Officer of Capital Product Partners' general partner, said, "We are very happy to further extend our successful relationship with BP Shipping, with 8 of our 19 vessels currently under charter with the oil major. As a result of today’s announcement the Partnership’s fleet charter coverage stands at approximately 82% for 2010 and 49% for 2011, based on available revenue days.”

Forward Looking Statements:

The statements in this press release that are not historical facts, including our expectations regarding charter rates and our expected charter coverage ratios for 2010 and 2011 may be forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended). These forward-looking statements involve risks and uncertainties that could cause the stated or forecasted results to be materially different from those anticipated. Unless required by law, we expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, to conform them to actual results or otherwise. We assume no responsibility for the accuracy and completeness of the forward-looking statements. We make no prediction or statement about the performance of our common units.

About Capital Product Partners L.P.

Capital Product Partners L.P. (Nasdaq:CPLP), a Marshall Islands master limited partnership, is an international owner of modern double-hull tankers. The Partnership owns 19 vessels, including 16 modern MR tankers, two small product tankers and one suezmax crude oil tanker. Most of its 19 vessels are under medium- to long-term charters to BP Shipping Limited, Morgan Stanley Capital Group Inc., Overseas Shipholding Group and Capital Maritime & Trading Corp.

For more information about the Partnership, please visit our website: www.capitalpplp.com.

CPLP-G

Capital GP L.L.C.
Ioannis Lazaridis, CEO and CFO
+30 (210) 4584 950
i.lazaridis@capitalpplp.com

Capital Maritime & Trading Corp.
Jerry Kalogiratos
+30 (210) 4584 950
j.kalogiratos@capitalpplp.com

Investor Relations / Media:
Nicolas Bornozis, President
Matthew Abenante
Capital Link, Inc.
230 Park Avenue – Suite 1536
New York, NY 10160, USA
(212) 661-7566
cplp@capitallink.com
www.capitallink.com